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                                                                 EXHIBIT 99.10



             FIRST ADDENDUM AND AMENDMENT TO EMPLOYMENT AGREEMENT

                            FOR PETER C. BOYLAN III



     THIS FIRST ADDENDUM AND AMENDMENT TO EMPLOYMENT AGREEMENT FOR PETER C. BOYLAN III (this "First Addendum") is entered into this ______ day of __________, 1996 by and between United Video Satellite Group, Inc., a Delaware corporation (the "Company"), and Peter C. Boylan III ("Employee").

                                   RECITALS
                                   --------

     WHEREAS, Employee and the Company entered into an Employment Agreement dated October 18, 1994 (the "Existing Agreement"); and

     WHEREAS, subsequent thereto, Tele-Communications, Inc. ("TCI") and the Company have taken actions so that TCI may acquire a voting interest in the Company of not less than 80% through a merger of a direct wholly owned subsidiary of TCI, with and into the company (the "Merger"); and

     WHEREAS, the Company and Employee desire to supplement and amend the terms and provisions of the Existing Agreement as hereinafter provided but not otherwise.

     NOW, THEREFORE, for and in consideration of the mutual covenants and conditions contained in the Agreement and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Company and Employee hereby agree as follows:

     1.   Compensation.

          (a) Section 3(a) of the Existing Agreement, entitled "Salary", is hereby amended to read in its entirety as follows:

          "Salary. For all services rendered by Employee hereunder, the Company shall pay Employee during the term of this agreement a base salary, payable semimonthly in arrears. Employee's existing base salary of $225,000 per annum as of October 17, 1995 shall be increased by 12.5% effective October 18, 1995, with annual increases of 12.5% on October 18 of each year in the two-year period thereafter, unless this agreement is sooner terminated in accordance with Section 5."
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          (b) Notwithstanding anything contained in Section 3(c) of the Existing
Agreement, entitled "Bonuses", the Company shall not be under any obligation to pay any bonuses to Employee or to maintain any bonus procedures, such matters being left to the sole discretion of the Compensation Committee of the Board following consultation with independent compensation consultants.

          (c) The Company and Employee each agree that the Initial Stock Options granted pursuant to Section 3(d) of the Existing Agreement are with respect to the Company's Class A Common Stock, and not with respect to the Company's Class B Common Stock, and that all such Stock Options will become 100% vested upon the Closing of the Merger.

     2. Term. Section 4 of the Existing Agreement entitled "Term" is hereby amended to read in its entirety as follows:

          "Term. Unless sooner terminated in accordance with Section 5, this agreement shall terminate on the third anniversary of the date of the Closing (as that term is defined in the Agreement and Plan of Merger dated July 10, 1995) of the Merger. Termination of this agreement under this Section 4 shall not of itself constitute termination of Employee's employment by the Company. Sections 6, 7, 8 and 9 shall remain in full force and effect for the periods specified in such Sections notwithstanding any termination of this agreement."

     3.   Early Termination.

          (a) The last sentence of Section 5(b) of the Existing Agreement, entitled "Disability", is hereby amended to read in its entirety as follows:

          "If this Agreement is terminated under this Section 5(b), Employee shall continue to receive his base salary through the date that is 12 months after such termination."

          (b) Section 5(c) of the Existing Agreement is hereby amended to read in its entirety as follows:

          "Cause. The Company may terminate this Agreement at any time for "cause". For purposes of this Agreement, "cause" shall be defined as either of the following: (i) gross negligence by the Employee in the performance of his duties under this Agreement as determined by the Company; or (ii) the Employee's engaging in activities that materially adversely affect the Company or that involve illegal or materially unethical behavior counter to the best interests of the Company (for

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          example, conveying trade secrets to a competitor). If this Agreement is terminated for cause, Employee's rights hereunder shall cease immediately upon termination."

          (c) Clause (iii) of the last sentence of Section 5(e) of the Existing Agreement, entitled "Without Cause", is hereby amended to read in its entirety as follows: "(iii) any additional compensation due under Section 8."

          (d) Section 5(f) of the Existing Agreement, entitled "By Employee", is hereby amended to read in its entirety as follows:

          "By Employee. Employee may resign from his employment with the Company at any time. In such event, this Agreement shall terminate immediately. Such resignation shall have the same effect under this Agreement as a termination of this Agreement by the Company for cause, i.e., Employee's rights hereunder shall cease immediately upon such termination, provided, however, Employee shall not lose any stock options that have theretofore become vested as provided for in Section 3(d)."

     4. Section 7(d) of the Existing Agreement, entitled "Compensation", is hereby deleted; a new Section 8 as set forth below is hereby added to the Existing Agreement, and the existing Sections 8 through 20 are hereby renumbered 9 through 21:

          "8. Certain Additional Severance. If this Agreement is terminated under Section 5(e), the Company shall pay to Employee, on a semimonthly basis in arrears, an amount equal to one-half of his then applicable base salary under Section 3(a) until the earlier of (i) three years after termination of this Agreement or (ii) the date on which he commences full-time employment or work as a full-time consultant. Any payment of severance or benefits to Employee under
          Section 5(e) with respect to any period shall satisfy and reduce the Company's payment obligation under Section 8 for that period. The right to payments pursuant to this Section 8 shall cease immediately in the event of a breach by Employee of the covenants made in Section 7."

     5. The Effective Date of this First Addendum shall be the date of the Closing of the Merger.

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     6.   Conflict.  In the event of a conflict between the terms of this First
Addendum and the Existing Agreement, this First Addendum shall control.

     IN WITNESS WHEREOF, the parties hereto have caused this First Addendum to be executed as of the date first above written.

                                       UNITED VIDEO SATELLITE GROUP,
                                       INC., a Delaware corporation

                                       By:
                                          ---------------------------------
                                       Name:
                                       Title:


                                       PETER C. BOYLAN III-EMPLOYEE


                                       ------------------------------------
                                       Peter C. Boylan III


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